Exhibit 99.6

PRESS RELEASE

Appointments to the Executive Committee at TotalEnergies

Paris, 26 August, 2024 – Effective September 1st, 2024:

•	Bernard PINATEL, currently President Refining & Chemicals, is appointed President Downstream and President Marketing & Services, member of the Executive Committee.

•	Vincent STOQUART, currently senior vice president Renewables is appointed President Refining & Chemicals, member of the Executive Committee.

Effective September 1st, 2024, TotalEnergies’ Executive Committee will comprise:

-	Patrick Pouyanné, Chairman and Chief Executive Officer
-	Aurélien Hamelle, President for Strategy & Sustainability
-	Helle Kristoffersen, President Asia
-	Stéphane Michel, President of Gas, Renewables and Power
-	Bernard Pinatel, President Downstream and President Marketing & Services
-	Jean-Pierre Sbraire, Chief Financial Officer
-	Namita Shah, President, OneTech
-	Vincent Stoquart, President Refining & Chemicals
-	Nicolas Terraz, President, Exploration & Production

***

Bernard Pinatel’s biography

Bernard Pinatel started his career at Booz Allen & Hamilton, before joining TotalEnergies in 1991, where he held various operational positions in production plants and the headquarter of different subsidiaries, including Hutchinson. He became CEO France, and then CEO Europe of Bostik between 2000 and 2006, and Chairman and Chief Executive Officer of Cray Valley from 2006 to 2009.

In 2010, he became the Chairman and Chief Executive Officer of Bostik. He became a member of the Company’s Management Committee in 2011 and a member of the Management Committee of Refining & Chemicals fin 2012.

In 2015, following the acquisition of Bostik by Arkema, Bernard Pinatel joined Arkema’s Executive Committee as Executive Vice President of the High-Performance Materials segment.

In September 2016, he was appointed President of the Refining & Chemicals segment at TotalEnergies and a member of the Executive Committee.

Bernard Pinatel is a graduate of the École Polytechnique and the Institut d’Études Politiques (IEP) de Paris and has an MBA from the Institut Européen d’Administration des Affaires (INSEAD). He is also a statistician-economist (École Nationale de la Statistique et de l’Administration Économique – ENSAE).

Vincent Stoquart’s biography

Vincent Stoquart is Senior Vice President Renewables at TotalEnergies S.E. since 2021.

From 2019 to 2021, he served as Senior Vice President Refining and Petrochemicals Americas. He was during this period also the country chair for TotalEnergies in the United States, based in Houston, Texas.

Prior to that, Mr. Stoquart was Senior Vice President Polymers of TotalEnergies Refining & Chemicals.

From 2012 to 2017, he was Plant Manager of the Flanders site in Dunkirk, France, before joining TotalEnergies Global Services where he became President of TotalEnergies Learning Solutions.

Vincent Stoquart began his career with TotalEnergies in 1998 as an engineering project manager at the Feluy Polymers Plant in Belgium, working as a production manager in various positions from 2002 to 2009 before being appointed as human resources and communications manager of the Feluy Plant in 2010.

Mr. Stoquart graduated as a Mechanical Engineer from the Catholic University of Louvain, Belgium. He also holds a Diploma Course in Aeronautics and Aerospace from the von Karman Institute for Fluid Dynamics.

***

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).